

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 1, 2015

VIA E-MAIL

Darin Smith, Esq.
Lead Director and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re: AXA Equitable Life Insurance Company
        Initial Registration Statement on Form S-3
        File No. 333-207258

        Separate Account No. 49 of AXA Equitable Life Insurance Company
        Initial Registration Statement on Form N-4
        File Nos. 333-207256; 811-07659

Dear Mr. Smith:

On October 2, 2015, you filed the above-referenced initial registration statement on Form S-3 on behalf of AXA Equitable Life Insurance Company (the "Company") and the above-referenced initial registration statement on Form N-4 on behalf of the Company and its separate account. We have given the registration statements a selective review. Based on our review, we have the following comments.[1]

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

PROSPECTUS

Cover Page

3. Please consider revising the second sentence of the first paragraph to clarify the phrase "series consists of" (*e.g.*, consider stating instead that the contract is offered in various classes, called Series B, C, and ADV).

4. When describing the downside protection under the Contract, please disclose that all Contract guarantees are subject to the Company's financial strength and claims-paying ability.

5. Please remove all references to commodities indices when describing the performance of the Segments on the cover page and throughout the prospectus.

6. The name "Annual Lock Segment" suggests a one-year Segment Duration. Please rename the Annual Lock Segment so that it is clear that the Segment Duration is five years. Alternatively, please disclose prominently throughout the prospectus that an owner may not transfer from an Annual Lock Segment for five years from the Segment Start Date, and that any withdrawals or surrenders during this five-year period will be subject to the Segment Interim Value calculation.

7. The filing is an initial registration statement. Accordingly, please remove the statement that the prospectus supersedes all prior prospectuses and supplements.

Definition of Key Terms (pp. 6-7)

8. Annual Lock Anniversary Amount. Please revise the definition to refer to the "Annual Lock *Yearly* Return Amount" rather than the "Annual Lock Return Amount."

9. Annual Lock Yearly Return Amount. Please revise the definition to refer to the "Annual Lock Yearly Rate of Return" rather than the "Annual Lock Yearly *Period* Rate of Return," and the "Annual Lock Anniversary Amount" rather than the "Annual Lock Anniversary *Value*." (Please also revise the reference to "Annual Lock Anniversary Value" on page 1 of Appendix III.)

10. Segment Return Amount. Please clarify that the Segment Return Amount is only applicable for Standard Segments and Choice Segments.

11. Segment Rate of Return. In accordance with Rule 421 of Regulation C under the Securities Act of 1933, please remove the lengthy description of the Segment Rate of Return for the Standard, Annual Lock, and Choice Segments. This disclosure is described elsewhere in the prospectus. *See also* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Structured Capital Strategies at a Glance - Key Features (pp. 8-10)

12. <u>Structured Investment Option</u>. Please provide a side-by-side comparison of the Choice Segments, Standard Segments, and Annual Lock Segments that sets forth the material differences among the three, including differences in Segment Durations, Segment Buffers, Performance Cap Rates, and fees. Please provide corresponding disclosure in the discussion on the Structured Investment Option in the "Contract Features and Benefits" section of the prospectus.

Fee Table (pp. 11-13)

13. <u>Footnote 4</u>. Please clarify what is meant by "these charges."

Risk Factors (pp. 14-17)

14. <u>Risk of Substantial Loss</u>.

   a. When describing the operation of the -10% Segment Buffer for the Annual Lock Segments, please clarify that the cumulative result of Index declines could result in the owner losing more than 90% of *principal*.

   b. Please clarify that the Annual Lock Yearly Rate of Return *and the Segment Rate of Return* could be lower than it would otherwise be if an owner invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Index.

15. <u>SPDR Gold Shares</u>.

   a. When discussing an investment in a Segment that provides performance tied to the performance of the SPDR® Gold Shares, please disclose that the SPDR Gold Trust regularly sells gold to pay for its ongoing expenses. Please further disclose the result of this practice, *i.e.*, assuming a constant gold price, the trading price of the Shares is expected to gradually decline relative to the price of gold as the amount of gold represented by the Shares gradually declines.

   b. Please disclose that the investment and trading activities of hedge funds and commodity funds also may affect the price of gold, as disclosed in the SPDR Gold Trust prospectus.

Contract Features and Benefits – Segment Types (pp. 26-27)

16. <u>Segment Buffer Comparison</u>. The prospectus states that the -10% Segment Buffer associated with Annual Lock Segments may provide "more or less protection" than the -10% Segment Buffer associated with multi-year Standard Segments and Choice Segments. Please clarify this statement in accordance with plain English principles.

17. <u>Annual Lock Segment Types</u>.

    a. The chart for the current Annual Lock Segment Types, and the Annual Lock Segment example that follows, refer to the "S&P 500 Annual Lock Price Return Index." If this is the same index as the S&P 500 Price Return Index, then please revise the index reference to avoid confusion. Otherwise, please describe this separate index, where appropriate, throughout the prospectus.

    b. If the only available Segment Type for the Annual Lock Segment is one with the S&P 500 Annual Lock Price Return Index, a five-year Segment Duration, and a -10% Segment Buffer, then please revise the example in accordance with plain English principles (*i.e.*, remove the lengthy references to the "S&P 500 Annual Lock Price Return Index/5 year annual lock/-10% Segment Type").

Contract Features and Benefits - Indices (pp. 27-29)

18. <u>Change in Indices</u>. We note that, while an older version of the Contract (Structured Capital Strategies) offers the London Gold Market Fixing Ltd PM Fix Price/USD Index and the NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures Index, the Company will be offering the Energy Select Sector SPDR Fund and the SPDR Gold Shares under the Contract. Please explain supplementally why the Company has decided to offer these new indices, and whether the changes will have any economic implications for owners.

19. <u>Energy Select Sector SPDR Fund</u>. Please revise the description of the fund's objective to match the disclosure in the fund prospectus. Please confirm the correct name of the S&P Energy Select Sector Index, and disclose that this is the underlying index of the fund.

20. <u>SPDR Gold Shares</u>. Please clarify that SPDR Gold Shares is not an exchange-traded fund, as suggested by the section heading, but rather represent units of fractional undivided beneficial interest in and ownership of the SPDR Gold Trust. Please revise the description of the Shares' objective to match the disclosure in the SPDR Gold Trust prospectus.

Contract Features and Benefits – Performance Cap Rate (p. 29)

21. <u>No Performance Cap Rate</u>. The prospectus disclosure states that, in some cases, the Company may decide not to declare a Performance Cap Rate for a Segment, in which case there is no maximum Segment Rate of Return for that Segment. Please clarify the effect of such a decision, *i.e.*, the owner will receive the Index Performance Rate, subject to the Segment Buffer.

22. <u>Performance Cap Rate for Annual Lock Segments</u>. Please clearly disclose that the Performance Cap Rate for an Annual Lock Segment will not change throughout the Segment Duration.

Contract Features and Benefits – Segment Participation Requirements and Performance Cap Threshold Duration (pp. 29-31)

23. <u>Performance Cap Threshold</u>. Because the Company will declare the Performance Cap Rate for a Segment on the Segment Start Date, owners will not know the Performance Cap Rate until account value has been transferred into the Segment. Further, owners may not transfer out of a Segment on or after the Segment Start Date. Accordingly, please revise the Performance Cap Threshold so that it is available for some period beginning on each Segment Start Date throughout the life of the Contract. Alternatively, please disclose that the Company will provide sufficient advance notice to owners of the Performance Cap Rate that will apply for each Segment in order for owners to make an informed decision as to whether or not to allocate account value to that Segment. If the latter, please update the disclosure regarding the Performance Cap Threshold throughout the prospectus to be clear that there are no Performance Cap Thresholds for any Segments established more than 90 days following contract issuance.

Contract Features and Benefits – Segment Maturity Value (pp. 31-34)

24. <u>Segment Maturity Value Determination</u>.

   a. When describing how the Segment Maturity Value is determined, please include an explanation of how the Index Performance Rate is calculated. Similarly, when describing how the Segment Maturity Value is determined for the Annual Lock Segments, please include an explanation of how the Annual Lock Yearly Return Amount is determined. Please avoid reliance on the glossary as the primary means of explaining information in the prospectus. *See* Rule 421 of Regulation C under the Securities Act of 1933 Act.

   b. When explaining in the narrative how the Segment Maturity Value is determined for the Annual Lock Segments, please disclose: (i) that the Annual Lock Anniversary Amount is adjusted for any withdrawals from the Segment; (ii) in a prominent manner that the Annual Lock Anniversary Amount is used solely to calculate the Segment Maturity Value for Annual Lock Segments, and is not credited to the contract, is not the Segment Interim Value, and cannot be received upon surrender or withdrawal; and (iii) that the Annual Lock Anniversary Amount on the fifth Annual Lock Anniversary will equal the Segment Maturity Value, which will be credited to the Contract.

25. <u>Annual Lock Segment Example</u>.

   a. Please include in the table a column for the Annual Lock Yearly Return Amount.

   b. When describing how the Annual Lock Anniversary Amount is determined on the fifth Annual Lock Anniversary, please refer to the 12% return as the "Annual Lock Yearly Rate of Return" rather than the "Segment Rate of Return."

    c. Please disclose in the example the Segment Rate of Return.

    d. Please add an example that illustrates a Segment Maturity Value that is less than the Segment Investment.

    e. Please confirm supplementally that the assumptions in the examples (*e.g.*, the 12% Performance Cap Rate) are reasonable in light of anticipated market conditions.

Contract Features and Benefits – Right to Cancel Within a Certain Number of Days (p. 36)

26. <u>Free Look</u>. Upon cancellation of the Contract, the Company will refund the full amount of the contribution in certain states or if the Contract is an IRA. Please revise the disclosure to state that the Company will return the "greater of" the contribution or account value in all circumstances, or explain supplementally how refunding the contribution satisfies the requirement under Section 27(i)(2)(A) of the 1940 Act that the Contract be a redeemable security, particularly when the amount of contributions is less than account value.

Accessing Your Money (pp. 41-44)

27. <u>Withdrawals</u>. Please explain more precisely how withdrawals from an Annual Lock Segment will reduce the Annual Lock Anniversary Amounts (*e.g.*, on a pro rata basis). Please provide a brief numerical example illustrating how a withdrawal following the first Annual Lock Period would reduce the Segment Investment and Annual Lock Anniversary Amount. Please clarify whether the Annual Lock Anniversary Amounts, rather than the Segment Investment, determine the Segment Maturity Value for the Annual Lock Segments.

Charges and Expenses (pp. 45-47)

28. <u>Charge for Third-Party Transfer or Exchange</u>. Please indicate how the charge will be deducted (*e.g.*, from the amount transferred or exchanged).

29. <u>Withdrawal Charge</u>. In the fifth paragraph, please clarify whether the withdrawal amount and withdrawal charge are deducted pro rata from the dollar cap averaging account.

Appendix II: State Contract Availability and/or Variations of Certain Features and Benefits

30. Please update Appendix III (*e.g.*, remove the Pre-Packaged Segment Selection reference for Oregon contracts).

Incorporation of Certain Documents by Reference (p. 70)

31. Please specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K. *See* Item 12(a)(2) of Form S-3.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, both the Registrant and its underwriter must request acceleration of the effective date of the registration statements. We will consider a written request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel